UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15


   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934



                             HomeSide Lending, Inc.
             (Exact name of registrant as specified in its charter)


        Florida                        1-12979                    59-2725415
        -------                        -------                    ----------
(state or other jurisdiction        (Commission                 (IRS Employer
    of incorporation)                File Number)            Identification No.)





                    8659 Baypine Road, Jacksonville, FL 32256
                    -----------------------------------------
               (Address of principal executive offices) (Zip Code)

                                 (904) 807-3400
                                 --------------
              (Registrant's telephone number, including area code)


                  6.89% Notes due               April 9, 2002
                  7.07% Notes due               June 10, 2002
                  6.88% Notes due               June 30, 2002
                  6.97% Notes due              August 1, 2002
                  6.79% Notes due          September 16, 2002
                  7.00% Notes due          September 16, 2002
                  6.79% Notes due          September 16, 2002
                  6.86% Notes due          September 16, 2002
                  6.98% Notes due            December 4, 2002
                  6.98% Notes due            December 4, 2002
                  6.87% Notes due            December 4, 2002
                  6.20% Notes due                May 15, 2003
                  6.94% Notes due          September 15, 2003
                  6.75% Notes due              August 1, 2004

                ------------------------------------------------

            (Title of each class of securities covered by this Form)

                                      None
                                      ----
    (Title of each class of securities for which a duty to file reports under
                         Section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)  [ ]          Rule 12h-3(b)(1)(ii)           [ ]
           Rule 12g-4(a)(1)(ii) [ ]          Rule 12h-3(b)(2)(i)            [ ]
           Rule 12g-4(a)(2)(i)  [ ]          Rule 12h-3(b)(2)(ii)           [ ]
           Rule 12g-4(a)(2)(ii) [ ]          Rule 15d-6                     [X]
           Rule 12h-3(b)(1)(i)  [ ]



              6.89% Notes due               April 9, 2002  ( 8) holders
              7.07% Notes due               June 10, 2002  ( 4) holders
              6.88% Notes due               June 30, 2002  (35) holders
              6.97% Notes due              August 1, 2002  ( 3) holders
              6.79% Notes due          September 16, 2002  ( 1) holders
              7.00% Notes due          September 16, 2002  ( 2) holders
              6.79% Notes due          September 16, 2002  ( 1) holders
              6.86% Notes due          September 16, 2002  ( 1) holders
              6.98% Notes due            December 4, 2002  ( 2) holders
              6.98% Notes due            December 4, 2002  ( 1) holders
              6.87% Notes due            December 4, 2002  ( 1) holders
              6.20% Notes due                May 15, 2003  (66) holders
              6.94% Notes due          September 15, 2003  ( 2) holders
              6.75% Notes due              August 1, 2004  (42) holders

                          Total Number of holders: 169
       ___________________________________________________________________
      (Approximate number of holders of record of each class of securities as of the certification or notice date)

     The undersigned hereby certifies that the foregoing table accurately lists the number of holders of the respective securities listed therein as of October 1, 2001, the first day of registrant's current fiscal year.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            HomeSide Lending, Inc.
                                            ----------------------
                                            (Registrant)



Date: June 11, 2002                         By:   /s/__________________________
                                                     Joseph J. Whiteside
                                                     Chief Executive Officer



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